U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number        000-54758

CUSIP                        29408J 105

(Check One):	.Form 10-K	.Form 20-F	.Form 11-K	X .Form 10-Q	.Form N-SAR

For Period Ended: September 30, 2015

      .

Transition Report on Form 10-K

      .

Transition Report on Form 20-F

      .

Transition Report on Form 11-K

      .

Transition Report on Form 10-Q

      .

Transition Report on Form N-SAR

For the Transition Period Ended: __________

____________________________________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

____________________________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____________

Part I - Registrant Information

Full Name of Registrant:	The Enviromart Companies, Inc.

Former Name if Applicable	Environmental Science and Technologies, Inc.

Address of Principal Executive Office (Street and Number):	4 Wilder Dr., #7

City, State and Zip Code:	Plaistow, NH 03865

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

X .	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X .	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

The Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 within the prescribed time period because it has not yet been able to complete its financial statements for such period.  The Company intends to file its Quarterly Report on Form 10-Q on or before the 5th calendar day following the prescribed due date.

Part IV - Other Information

(1)

Name and telephone number of person to contact in regard to this notification

George R. Adyns	603	378-0809
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

Yes  X . No      .

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  X . No      .

The Company expects to report net income of approximately $5,000 in the current quarter, compared to a net loss of approximately $193,000 in the comparable prior quarter.  The attainment of profitability is due primarily to a $320,000 increase (74%) in our sales, coupled with a $65,000 decrease in selling, general and administrative expenses.

The Enviromart Companies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2014

By /s/ George R. Adyns

Name:  George R. Adyns

Title:    President

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